Exhibit (a)(1)(N)

To: Option Exchange Eligible Employees

From: Doug Hutcheson

Date: September 14, 2011

Subject: Option Exchange Program—Extension of Offer

Please note that we have decided to extend the expiration date for our option exchange program. The program – which was previously scheduled to close today, Wednesday, September 14th at 4:00 p.m. PT – will now remain open until Friday, September 23rd at 4:00 p.m. PT. This extended period provides the company with additional time to ensure compliance with certain additional regulatory requirements and therefore also provides additional time for participation in the program.

In order to participate in the option exchange program, your election must be submitted and received by us by this new deadline. Any withdrawals of previous elections must also be submitted and received by us by this time. If you have already submitted your election form, unless you wish to withdraw your tendered options, no further action is necessary.

The option exchange program is subject to the terms and conditions described in the offering materials, and we urge you to read the Offer to Exchange and other offer documents governing the Option Exchange, which are available on the option exchange website (www.leapstockoptionexchange.com) or will be otherwise provided upon request. If you have any questions, please send an email to optionexchange@cricketcommunications.com or call the Stock Administration Department at (858) 882-9035.

As always, thank you for your continued commitment and support.

What you do matters.